SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


         Report on Form 6-K the period from 5 June 2006 to 16 June 2006

                                The BOC Group plc
                           Chertsey Road, Windlesham,
                                 Surrey GU20 6HJ
                                     England


          (Name and address of registrant's principal executive office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F __X__ Form 40-F _____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|


        Enclosures:
        1. A notification dated 5 June 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 2 June 2006 the Company had 514,287,996 Ordinary shares in issue.

        2. A notification dated 5 June 2006 advising that The Goldmans Sachs Group, Inc have a 5.2% interest in the issued Ordinary share capital of the Company.
        3. A notification dated 6 June 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 5 June 2006 the Company had 514,305,060 Ordinary shares in issue.
        4. A notification dated 6 June 2006 advising that Deutsche Bank AG have a 3.8% interest in the issued Ordinary share capital of the Company.
        5. A notification dated 6 June 2006 advising that BOC India has won a contract from JSW Steel Limited.
        6. A notification dated 7 June 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 6 June 2006 the Company had 514,306,060 Ordinary shares in issue.
        7. A notification dated 8 June 2006 advising of a disposal by Ogier Trustee (Jersey) Limited, as trustee of The BOC Group plc Employee Share Trust (1995), of a total of 3,718 Ordinary shares in the Company in which the directors have a technical interest.
        8. A notification dated 9 June 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 8 June 2006 the Company had 514,310,491 Ordinary shares in issue.
        9. A notification dated 9 June 2006 in accordance with Rules 8.1(a) and (b) (i) of the City Code on Takeovers and Mergers advising of dealings by directors (together with their close relatives and related trusts) of The BOC Group plc and its subsidiaries and fellow subsidiaries and their associated companies.
        10. A notification dated 12 June 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 9 June 2006 the Company had 514,327,496 Ordinary shares in issue.
        11. A notification dated 12 June 2006 advising of a disposal by Ogier Trustee (Jersey) Limited, as trustee of The BOC Group plc Employee Share Trust (1995), of a total of 5,569 Ordinary shares in the Company in which the directors have a technical interest.
        12. A notification dated 13 June 2006 advising that Credit Suisse have a 8.92% interest in the issued Ordinary share capital of the Company.
        13. A notification dated 14 June 2006 advising that Credit Suisse have a 9.13% interest in the issued Ordinary share capital of the Company.
        14. A notification dated 15 June 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 14 June 2006 the Company had 514,370,038 Ordinary shares in issue.
        15. A notification dated 16 June 2006 advising that Lehman Brothers International (Europe) have a 3.49% interest in the issued Ordinary share capital of the Company.
        16. A notification dated 16 June 2006 in accordance with Rules 8.1(a) and (b) (i) of the City Code on Takeovers and Mergers advising of dealings by directors (together with their close relatives and related trusts) of The BOC Group plc and its subsidiaries and fellow subsidiaries and their associated companies.
        17. A notification dated 16 June 2006 advising that The Goldman Sachs Group, Inc have a 6.15% interest in the issued Ordinary share capital of the Company.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 5 JUNE 2006
                  AT 09.00 HRS UNDER REF: PRNUK-0506060858-9FBE



5 June 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 2 June 2006 it had in issue 514,287,996 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").

The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 5 JUNE 2006
                   AT 11.52 HRS UNDER REF: PRNUK-05061150-83C7

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

-------------------------------------------------------------------------------------------------------------------------
1. Name of company                                      2. Name of shareholder having a major interest
-------------------------------------------------------------------------------------------------------------------------
      THE BOC GROUP plc                                    THE GOLDMAN SACHS GROUP, INC.
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
3.    Please state whether notification indicates that  4. Name of the registered holder(s) and, if more than one
      it is in respect of holding of the shareholder       holder, the number of shares held by each of them
      named in 2 above or in respect of a
      non-beneficial interest or in the case of an
      individual holder if it is a holding of that
      person's spouse or children under the age of 18
-------------------------------------------------------------------------------------------------------------------------
      NOTIFICATION IN RESPECT OF A PARTY NAMED IN 2         GOLDMAN, SACHS & Co - 42,083
      ABOVE                                                 GOLDMAN SACHS INTERNATIONAL - 26,624,484
                                                            GS&CO - 1,252
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
5.    Number of         6. Percentage of issued         7. Number of shares/amount   8. Percentage of issued class
      shares/amount of     class                           of stock disposed stock
      acquired
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
9.    Class of security                                10. Date of transaction      11. Date company informed
-------------------------------------------------------------------------------------------------------------------------
      ORDINARY SHARES OF 25P EACH                          31 MAY 2006                  5 JUNE 2006
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
12.   Total holding following this notification          13. Total percentage holding of issued class following this notification
-------------------------------------------------------------------------------------------------------------------------
      26,667,819                                             5.2%
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
14.   Any additional information                         15. Name of contact and telephone number for queries

-------------------------------------------------------------------------------------------------------------------------
      IN A LETTER DATED 2 JUNE 2006, THE BOC GROUP plc       SARAH LARKINS
      HAS BEEN ADVISED THAT THE GOLDMAN SACHS GROUP,         ASSISTANT COMPANY SECRETARY
      INC HOLDS A 5.2% (PREVIOUSLY 4.05%) INTEREST IN        01276 807383
      THE ORDINARY SHARE CAPITAL OF THE COMPANY.
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
16.   Name and signature of authorised company official responsible for making this notification
-------------------------------------------------------------------------------------------------------------------------
      SARAH LARKINS
-------------------------------------------------------------------------------------------------------------------------

Date of notification   5 JUNE 2006

-------------------------------------------------------------------------------------------------------------------------

 THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 6 JUNE 2006
                  AT 07.00 HRS UNDER REF: PRNUK-0606060652-11B6


6 June 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 5 June 2006 it had in issue 514,305,060 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").

The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

                   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO
                 A REGULATORY INFORMATION SERVICE ON 6 JUNE 2006
                  AT 12.05 HRS UNDER REF: PRNUK-0606061204-46DD

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.


-------------------------------------------------------------------------------------------------------------------------
1. Name of company                                      2. Name of shareholder having a major interest
-------------------------------------------------------------------------------------------------------------------------
      THE BOC GROUP plc                                    DEUTSCHE BANK AG
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
3.    Please state whether notification indicates that  4. Name of the registered holder(s) and, if more than one
      it is in respect of holding of the shareholder       holder, the number of shares held by each of them
      named in 2 above or in respect of a
      non-beneficial interest or in the case of an
      individual holder if it is a holding of that
      person's spouse or children under the age of 18
-------------------------------------------------------------------------------------------------------------------------
      NOTIFICATION IN RESPECT OF A PARTY NAMED IN 2         SEE ADDITIONAL INFORMATION.
      ABOVE.

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
5.    Number of         6. Percentage of issued         7. Number of shares/amount   8. Percentage of issued class
      shares/amount of     class                           of stock disposed stock
      acquired
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
9.    Class of security                                10. Date of transaction      11. Date company informed
-------------------------------------------------------------------------------------------------------------------------
      ORDINARY SHARES OF 25P EACH                          5 JUNE 2006                  6 JUNE 2006
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
12.   Total holding following this notification          13. Total percentage holding of issued class following this notification
-------------------------------------------------------------------------------------------------------------------------
      19,561,483                                             3.8%
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
14.   Any additional information                         15. Name of contact and telephone number for queries

-------------------------------------------------------------------------------------------------------------------------
      IN A LETTER DATED 5 JUNE 2006, THE BOC GROUP plc       SARAH LARKINS
      HAS BEEN ADVISED THAT DEUTSCHE BANK AG                 ASSISTANT COMPANY SECRETARY
      HOLDS A 3.8% (PREVIOUSLY 4.10%) INTEREST IN            01276 807383
      THE ORDINARY SHARE CAPITAL OF THE COMPANY.
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
16. Name and signature of authorised company official responsible for making this notification
-------------------------------------------------------------------------------------------------------------------------
      SARAH LARKINS
-------------------------------------------------------------------------------------------------------------------------

Date of notification   6 JUNE 2006

-------------------------------------------------------------------------------------------------------------------------

                   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO
                 A REGULATORY INFORMATION SERVICE ON 6 JUNE 2006
                  AT 13.49 HRS UNDER REF: PRNUK-0606061348-8996

6 June 2006
                  BOC India wins another major onsite contract
                             from JSW Steel Limited


BOC India Limited (BOCI), a subsidiary of The BOC Group, one of the world's largest industrial gases companies, has entered into a long-term contract to supply gases for an expansion programme underway at JSW Steel Limited (JSW) at Bellary, Karnataka, southern India.

JSW Steel Limited (formerly Jindal Vijayanager Steel Limited) operates a world-class steel making facility at Bellary and is nearly doubling its capacity to 7 million tonnes a year. Under the new contract, BOCI will supply JSW Steel over 3,000 tonnes per day of gaseous oxygen, nitrogen and argon from a custom-built air separation unit (ASU). To meet this requirement BOCI will set up one of the largest build-and-operate on-site air separation plant in the country. The state-of-the-art ASU will meet all of JSW Steel's gases requirements and additionally will produce liquid products to meet the growing demand from customers in southern India. This ASU, which will be one of BOC's largest in Asia, is expected to be commissioned in 2008 in time to meet the requirements of gases arising from the ongoing expansion programme at JSW Steel.

Speaking on the occasion Dr. B. N. Singh, joint managing director & CEO, JSW Steel Limited said, "BOC was able to provide the best technical solution for our gases requirement, this along with its reputation for quality and reliability was key in our selection of BOC to support our expansion programme."

"We are delighted to be selected by JSW Steel for this second contract to meet all their gases requirements arising from their expansion programme. We value our relationship with JSW Steel and with the gases requirement of nearly 4500 MTPD from the expansion alone they will become BOCI's largest customer in India," said Mr ER Raj Narayanan, managing director, BOC India Limited.

Sanjiv Lamba, managing director, PGS South & South East Asia, The BOC Group. said, "At BOC we recognise the importance of investment in our business in India and are delighted to have an opportunity to do this at JSW Steel's world class steel plant in Vijaynagar. We are confident that our commitment of continuous and focused investment in growth markets such as southern India will help us deliver our growth strategy in India and further strengthen our position as the leading industrial gases company in India and across Asia."

This contract follows an earlier agreement signed last year with JSW Steel to supply its Bellary site with some 1,400 tonnes per day of oxygen and nitrogen. An ASU is currently under construction by a BOC joint venture, with commercial production expected to begin later this year. In addition to its major air separation plants in Jamshedpur, Tarapur and Taloja, BOCI has recently commissioned its latest merchant ASU in Hyderabad.

In the fiscal year ending 31st March 2006, BOC India registered its highest ever turnover of Rs. 560.93 crores, recording a growth of 32% over the previous year. Net profit after tax increased by 181% from Rs. 27.97 crores to Rs. 78.63 crores. The year also witnessed several product launches and commissioning of plants across the country.

About JSW Steel: JSW Steel Ltd is part of the O P Jindal Group and is one of India's largest steel manufacturers. It is a fully integrated company having facilities from mining of iron ore to colour coated steel. It ranks among India's top business houses in turnover, size and scale of operations. JSW Steel Ltd. consists of the most modern, eco-friendly steel plants with the latest technologies for both upstream and downstream processes. The company encompasses the Vijayanagar Works in Karnataka and the Tarapur and Vasind Works in Maharashtra.

About BOC: Serving two million customers in more than 50 countries, The BOC Group is one of the largest and most global of the world's leading gases companies. It employs around 30,000 people and had total revenues of (pound)4.6 billion in 2005.

For more than a century, BOC's gases and expertise have contributed to advances in many industries and aspects of everyday life, including steel-making, refining, chemical processing, environmental protection, wastewater treatment, welding and cutting, food processing and distribution, glass production, electronics and health care. Further information about The BOC Group may be obtained on the Internet at www.boc.com.


About BOC India Limited: BOC India Limited (BOCI) is a leading player in the gases business in India since 1935. Part of The BOC Group of UK, BOCI provides a one-stop solution to every sphere of gas and gas related business. BOCI has excelled through successfully blending local innovation and adaptation with international expertise from the Group. Be it for food processing, medical, domestic or industrial use, BOC India provides tailor-made solutions for its customers. BOCI does this while adhering to the strictest international standards of production and safety that it has come to be known for.


Media contact:

BOC India Limited

Sourav Das

Manager Corporate Communication
Phone: +91 33 2401 4708 (ext. 273)
Mobile: +9198314 08803
Email: s.das@boci.co.in

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 7 JUNE 2006
                  AT 07.00 HRS UNDER REF: PRNUK-0706060646-9051



7 June 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 6 June 2006 it had in issue 514,306,060 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").

The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 8 JUNE 2006
                  AT 17.07 HRS UNDER REF: PRNUK-0806061706-44B2




8 June 2006

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal on 8 June 2006 of 3,718 Ordinary shares of 25p each in the Company at nil cost per share by Ogier Trustee (Jersey) Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share incentive plans.

Following this disposal of 3,718 Ordinary shares, the Trustee now holds 4,267,884 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 4,267,884 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 9 JUNE 2006
                  AT 07.00 HRS UNDER REF: PRNUK-0906060647-AC5A



9 June 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 8 June 2006 it had in issue 514,310,491 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").

The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

                  THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A
                  REGULATORY INFORMATION SERVICE ON 9 JUNE 2006
                  AT 15.04 HRS UNDER REF: PRNUK-0906061501-5239

FORM 8.1


           DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
                   FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
                 (Rules 8.1(a) and (b)(i) of the Takeover Code)

1.      KEY INFORMATION

------------------------------------------------------ ---------------------------------------------------------------------
Name of person dealing (Note 1)                        Peter Andrew TURNER
------------------------------------------------------ ---------------------------------------------------------------------
Company dealt in                                       The BOC Group plc
------------------------------------------------------ ---------------------------------------------------------------------
Class of relevant security to which the dealings       Ordinary shares of 25 pence each
being disclosed relate (Note 2)
------------------------------------------------------ ---------------------------------------------------------------------
Date of dealing                                        31 May 2006
------------------------------------------------------ ---------------------------------------------------------------------

2.      INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

------------------------------------------------------ ------------------------------------- -------------------------------
                                                                       Long                              Short
------------------------------------------------------ ------------------ ------------------ -------------------- ----------
                                                            Number               (%)               Number            (%)
------------------------------------------------------ ------------------ ------------------ -------------------- ----------
(1) Relevant securities                                      1,793             0.0003%               N/A             N/A
------------------------------------------------------ ------------------ ------------------ -------------------- ----------
(2) Derivatives (other than options)                          N/A                N/A                 N/A             N/A
------------------------------------------------------ ------------------ ------------------ -------------------- ----------
(3) Options and agreements to purchase/sell                   N/A                N/A                 N/A             N/A
------------------------------------------------------ ------------------ ------------------ -------------------- ----------
Total                                                        1,793             0.0003%               N/A             N/A
------------------------------------------------------ ------------------ ------------------ -------------------- ----------

(b)  Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

------------------------------------------------------ ------------------------------------- -------------------------------
Class of relevant security:                                            Long                              Short
------------------------------------------------------ ------------------ ------------------ -------------------- ----------
                                                            Number               (%)         Number                  (%)
------------------------------------------------------ ------------------ ------------------ -------------------- ----------
(1) Relevant securities                                       N/A                N/A                 N/A             N/A
------------------------------------------------------ ------------------ ------------------ -------------------- ----------
(2) Derivatives (other than options)                          N/A                N/A                 N/A             N/A
------------------------------------------------------ ------------------ ------------------ -------------------- ----------
(3) Options and agreements to                                 N/A                N/A                 N/A             N/A
------------------------------------------------------ ------------------ ------------------ -------------------- ----------



                                                                Page 12 of 26


purchase/sell
------------------------------------------------------ ------------------ ------------------ -------------------- ----------
Total                                                         N/A                N/A                 N/A             N/A
------------------------------------------------------ ------------------ ------------------ -------------------- ----------
(c)  Rights to subscribe (Note 3)
------------------------------------------------------ ---------------------------------------------------------------------
Class of relevant security:                            Details
------------------------------------------------------ ---------------------------------------------------------------------
Ordinary Shares of 25p each                            13,166
------------------------------------------------------ ---------------------------------------------------------------------


3.      DEALINGS (Note 4)

(a)  Purchases and sales

--------------------------------------------- ------------------------------------------ -----------------------------------
Purchase/sale                                 Number of securities                       Price per unit (Note 5)
--------------------------------------------- ------------------------------------------ -----------------------------------
Sale                                          1,353                                      1561p
--------------------------------------------- ------------------------------------------ -----------------------------------

(b)  Derivatives transactions (other than options)

-------------------------- ----------------------------- ---------------------------------------- --------------------------
Product name,              Long/short (Note 6)           Number of securities (Note 7)            Price per unit (Note 5)
e.g. CFD
-------------------------- ----------------------------- ---------------------------------------- --------------------------
N/A                        N/A                           N/A                                      N/A
-------------------------- ----------------------------- ---------------------------------------- --------------------------

(c)  Options transactions in respect of existing securities

(i)      Writing, selling, purchasing or varying

----------------------- ----------------- ------------------------- ------------- ---------------- ----------- -------------
Product name,           Writing,          Number of securities to   Exercise      Type, e.g.       Expiry      Option money
e.g. call option        selling,          which the option          price         American,        date        paid/received
                        purchasing,       relates (Note 7)                        European etc.                per unit
                        varying etc.                                                                           (Note 5)
----------------------- ----------------- ------------------------- ------------- ---------------- ----------- -------------
N/A                     N/A               N/A                       N/A           N/A              N/A         N/A
----------------------- ----------------- ------------------------- ------------- ---------------- ----------- -------------

(ii)                                                 Exercising

--------------------------------------------- ------------------------------------------ -----------------------------------
Product name, e.g. call option                Number of securities                       Exercise price per unit (Note 5)
--------------------------------------------- ------------------------------------------ -----------------------------------
N/A                                           N/A                                        N/A
--------------------------------------------- ------------------------------------------ -----------------------------------

(d)  Other dealings (including new securities) (Note 4)

--------------------------------------------- ------------------------------------- ----------------------------------------
Nature of transaction (Note 8)                Details                               Price per unit (if applicable) (Note
                                                                                    5)
--------------------------------------------- ------------------------------------- ----------------------------------------
N/A                                           N/A                                   N/A
--------------------------------------------- ------------------------------------- ----------------------------------------

4.       OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

--------------------------------------------------------------------------------
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.
--------------------------------------------------------------------------------
None

--------------------------------------------------------------------------------

Is a Supplemental Form 8 attached? (Note 9)                            - NO

--------------------------------------------------------------------- ------------------------------------------------------
Date of disclosure                                                    9 June 2006
--------------------------------------------------------------------- ------------------------------------------------------
Contact name                                                          Sarah Larkins
--------------------------------------------------------------------- ------------------------------------------------------
Telephone number                                                      01276 807383
--------------------------------------------------------------------- ------------------------------------------------------
Name of offeree/offeror with which associated                         The BOC Group plc
--------------------------------------------------------------------- ------------------------------------------------------
Specify category and nature of associate status (Note 10)             Category (3) - directors (together with their close
                                                                      relatives and related trusts) of The BOC Group plc
                                                                      and its subsidiaries and fellow subsidiaries and
                                                                      their associated companies.
--------------------------------------------------------------------- ------------------------------------------------------

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk
---------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 12 JUNE 2006
                  AT 07.00 HRS UNDER REF: PRNUK-1206060650-D6CB



12 June 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 9 June 2006 it had in issue 514,327,496 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").

The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 12 JUNE 2006
                  AT 10.55 HRS UNDER REF: PRNUK-1206061052-25D9


12 June 2006

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal on 12 June 2006 of 5,569 Ordinary shares of 25p each in the Company at an exercise price of 1016p per share by Ogier Trustee (Jersey) Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share incentive plans.

Following this disposal of 5,569 Ordinary shares, the Trustee now holds 4,262,315 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 4,262,315 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 13 JUNE 2006
                  AT 17.02 HRS UNDER REF: PRNUK-1306061700-9BC4


                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

-------------------------------------------------------------------------------------------------------------------------
1. Name of company                                      2. Name of shareholder having a major interest
-------------------------------------------------------------------------------------------------------------------------
      THE BOC GROUP plc                                    CREDIT SUISSE
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
3.    Please state whether notification indicates that  4. Name of the registered holder(s) and, if more than one
      it is in respect of holding of the shareholder       holder, the number of shares held by each of them
      named in 2 above or in respect of a
      non-beneficial interest or in the case of an
      individual holder if it is a holding of that
      person's spouse or children under the age of 18
-------------------------------------------------------------------------------------------------------------------------
      NOTIFICATION IN RESPECT OF A PARTY NAMED IN 2         CREDIT SUISSE SECURITIES (EUROPE) LIMITED -
      ABOVE                                                 44,579,397
                                                            CREDIT SUISSE INTERNATIONAL - 1,300,000
                                                            CREDIT SUISSE SECURITIES (USA) LLC - 7,200
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
5.    Number of         6. Percentage of issued         7. Number of shares/amount   8. Percentage of issued class
      shares/amount of     class                           of stock disposed stock
      acquired
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
9.    Class of security                                10. Date of transaction      11. Date company informed
-------------------------------------------------------------------------------------------------------------------------
      ORDINARY SHARES OF 25P EACH                          9 JUNE 2006                  13 JUNE 2006
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
12.   Total holding following this notification        13. Total percentage holding of issued class following this notification
-------------------------------------------------------------------------------------------------------------------------
      45,886,597                                           8.92%
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
14.   Any additional information                         15. Name of contact and telephone number for queries

-------------------------------------------------------------------------------------------------------------------------
      IN A LETTER DATED 13 JUNE 2006, THE BOC GROUP plc      CAROL HUNT
      HAS BEEN ADVISED THAT CREDIT SUISSE                    DEPUTY COMPANY SECRETARY
      HOLDS A 8.92% (PREVIOUSLY 9.11%) INTEREST IN           01276 807759
      THE ORDINARY SHARE CAPITAL OF THE COMPANY.
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
16.   Name and signature of authorised company official responsible for making this notification
-------------------------------------------------------------------------------------------------------------------------
      CAROL HUNT
-------------------------------------------------------------------------------------------------------------------------

Date of notification 13 JUNE 2006

-------------------------------------------------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 14 JUNE 2006
                  AT 17.45 HRS UNDER REF: PRNUK-1406061743-1485


                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

-------------------------------------------------------------------------------------------------------------------------
1.    Name of company                                   2. Name of shareholder having a major interest
-------------------------------------------------------------------------------------------------------------------------
      THE BOC GROUP plc                                    CREDIT SUISSE
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
3.    Please state whether notification indicates that  4. Name of the registered holder(s) and, if more than one
      it is in respect of holding of the shareholder       holder, the number of shares held by each of them
      named in 2 above or in respect of a
      non-beneficial interest or in the case of an
      individual holder if it is a holding of that
      person's spouse or children under the age of 18
-------------------------------------------------------------------------------------------------------------------------
      NOTIFICATION IN RESPECT OF A PARTY NAMED IN 2         CREDIT SUISSE SECURITIES (EUROPE) LIMITED -
      ABOVE                                                 45,662,766
                                                            CREDIT SUISSE INTERNATIONAL - 1,300,000
                                                            CREDIT SUISSE SECURITIES (USA) LLC - 3,600
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
5.    Number of         6. Percentage of issued         7. Number of shares/amount   8. Percentage of issued class
      shares/amount of     class                           of stock disposed stock
      acquired
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
9.    Class of security                                10. Date of transaction      11. Date company informed
-------------------------------------------------------------------------------------------------------------------------
      ORDINARY SHARES OF 25P EACH                          12 JUNE 2006                 14 JUNE 2006
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
12.   Total holding following this notification        13. Total percentage holding of issued class following this notification
-------------------------------------------------------------------------------------------------------------------------
      46,966,366                                           9.13%
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
14.   Any additional information                         15. Name of contact and telephone number for queries

-------------------------------------------------------------------------------------------------------------------------
      IN A LETTER DATED 14 JUNE 2006, THE BOC GROUP plc      SARAH LARKINS
      HAS BEEN ADVISED THAT DEUTSCHE BANK AG                 ASSISTANT COMPANY SECRETARY
      HOLDS A 9.13% (PREVIOUSLY 8.92%) INTEREST IN           01276 807383
      THE ORDINARY SHARE CAPITAL OF THE COMPANY.
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
16.   Name and signature of authorised company official responsible for making this notification
-------------------------------------------------------------------------------------------------------------------------
      SARAH LARKINS
-------------------------------------------------------------------------------------------------------------------------

Date of notification 14 JUNE 2006

-------------------------------------------------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 15 JUNE 2006
                  AT 08.36 HRS UNDER REF: PRNUK-1506060834-62D8


15 June 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 14 June 2006 it had in issue 514,370,038 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").

The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 16 JUNE 2006
                  AT 14.04 HRS UNDER REF: PRNUK-1606061403-4260


                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

-------------------------------------------------------------------------------------------------------------------------
1.    Name of company                                   2. Name of shareholder having a major interest
-------------------------------------------------------------------------------------------------------------------------
      THE BOC GROUP plc                                    LEHMAN BROTHERS INTERNATIONAL (EUROPE)
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
3.    Please state whether notification indicates that  4. Name of the registered holder(s) and, if more than one
      it is in respect of holding of the shareholder       holder, the number of shares held by each of them
      named in 2 above or in respect of a
      non-beneficial interest or in the case of an
      individual holder if it is a holding of that
      person's spouse or children under the age of 18
-------------------------------------------------------------------------------------------------------------------------
      NOTIFICATION IN RESPECT OF A PARTY NAMED IN 2         SEE ADDITIONAL INFORMATION
      ABOVE
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
5.    Number of         6. Percentage of issued         7. Number of shares/amount   8. Percentage of issued class
      shares/amount of     class                           of stock disposed stock
      acquired
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
9.    Class of security                                10. Date of transaction      11. Date company informed
-------------------------------------------------------------------------------------------------------------------------
      ORDINARY SHARES OF 25P EACH                          13 JUNE 2006                 16 JUNE 2006
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
12.   Total holding following this notification        13. Total percentage holding of issued class following this notification
-------------------------------------------------------------------------------------------------------------------------
      17,931,566                                           3.49%
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
14.   Any additional information                         15. Name of contact and telephone number for queries

-------------------------------------------------------------------------------------------------------------------------
      IN A LETTER DATED 15 JUNE 2006, THE BOC GROUP plc      SARAH LARKINS
      HAS BEEN ADVISED THAT LEHMAN BROTHERS                  ASSISTANT COMPANY SECRETARY
      INTERNATIONAL (EUROPE) HOLDS A 3.49%                   01276 807383
      INTEREST IN THE ORDINARY SHARE CAPITAL
      OF THE COMPANY.
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
16.   Name and signature of authorised company official responsible for making this notification
-------------------------------------------------------------------------------------------------------------------------
      SARAH LARKINS
-------------------------------------------------------------------------------------------------------------------------

Date of notification 16 JUNE 2006

-------------------------------------------------------------------------------------------------------------------------

             THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
                       INFORMATION SERVICE ON 16 JUNE 2006
                  AT 14.13 HRS UNDER REF: PRNUK-1606061411-CDCE


FORM 8.1


           DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
                   FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
                 (Rules 8.1(a) and (b)(i) of the Takeover Code)


1.       KEY INFORMATION

------------------------------------------------------ -------------------------
Name of person dealing (Note 1)                        Raymond WALKER
------------------------------------------------------ -------------------------
Company dealt in                                       The BOC Group plc
------------------------------------------------------ -------------------------
Class of relevant security to which the dealings       Ordinary shares of
being disclosed relate (Note 2)                        25 pence each
------------------------------------------------------ -------------------------
Date of dealing                                        9 June 2006
------------------------------------------------------ -------------------------


2.      INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)   Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

------------------------------------------------------ ------------------------------------- ----------------------------
                                                                       Long                             Short
------------------------------------------------------ ------------------ ------------------ -------------------- -------
                                                            Number               (%)               Number          (%)
------------------------------------------------------ ------------------ ------------------ -------------------- -------
(1) Relevant securities                                       342             0.00007%               N/A           N/A
------------------------------------------------------ ------------------ ------------------ -------------------- -------
(2) Derivatives (other than options)                          N/A                N/A                 N/A           N/A
------------------------------------------------------ ------------------ ------------------ -------------------- -------
(3) Options and agreements to purchase/sell                   N/A                N/A                 N/A           N/A
------------------------------------------------------ ------------------ ------------------ -------------------- -------
Total                                                         342             0.00007%               N/A           N/A
------------------------------------------------------ ------------------ ------------------ -------------------- -------

(b)   Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

------------------------------------------------------ ------------------------------------- ----------------------------
Class of relevant security:                                            Long                             Short
------------------------------------------------------ ------------------ ------------------ -------------------- -------
                                                            Number               (%)         Number                (%)
------------------------------------------------------ ------------------ ------------------ -------------------- -------
(1) Relevant securities                                       N/A                N/A                 N/A           N/A
------------------------------------------------------ ------------------ ------------------ -------------------- -------
(2) Derivatives (other than options)                          N/A                N/A                 N/A           N/A
------------------------------------------------------ ------------------ ------------------ -------------------- -------



                                                                Page 22 of 26



(3)     Options and agreements to purchase/sell               N/A                N/A                 N/A           N/A
------------------------------------------------------ ------------------ ------------------ -------------------- -------
Total                                                         N/A                N/A                 N/A           N/A
------------------------------------------------------ ------------------ ------------------ -------------------- -------

(c)   Rights to subscribe (Note 3)

------------------------------------------------------ ------------------------------------------------------------------
Class of relevant security:                            Details
------------------------------------------------------ ------------------------------------------------------------------
Ordinary Shares of 25p each                            1,722
------------------------------------------------------ ------------------------------------------------------------------


3.      DEALINGS (Note 4)

(a)   Purchases and sales

--------------------------------------------- ------------------------------------------ --------------------------------
Purchase/sale                                 Number of securities                       Price per unit (Note 5)
--------------------------------------------- ------------------------------------------ --------------------------------
Purchase (SAYE)                               151                                        894p
--------------------------------------------- ------------------------------------------ --------------------------------


(b)   Derivatives transactions (other than options)

-------------------------- ----------------------------- ---------------------------------------- -----------------------
Product name,              Long/short (Note 6)           Number of securities (Note 7)            Price per unit (Note
e.g. CFD                                                                                          5)
-------------------------- ----------------------------- ---------------------------------------- -----------------------
N/A                        N/A                           N/A                                      N/A
-------------------------- ----------------------------- ---------------------------------------- -----------------------

(c)   Options transactions in respect of existing securities

(i)      Writing, selling, purchasing or varying

---------------------- ------------------ ------------------------ ------------ ----------------- --------- -------------
Product name,          Writing,           Number of securities     Exercise     Type, e.g.        Expiry    Option money
e.g. call option       selling,           to which the option      price        American,         date      paid/received
                       purchasing,        relates (Note 7)                      European etc.               per unit
                       varying etc.                                                                         (Note 5)
---------------------- ------------------ ------------------------ ------------ ----------------- --------- -------------
N/A                    N/A                N/A                      N/A          N/A               N/A       N/A
---------------------- ------------------ ------------------------ ------------ ----------------- --------- -------------

(ii)                                                 Exercising
--------------------------------------------- ------------------------------------------ --------------------------------
Product name, e.g. call option                Number of securities                       Exercise price per unit (Note
                                                                                         5)
--------------------------------------------- ------------------------------------------ --------------------------------
SAYE                                          151                                        894p
--------------------------------------------- ------------------------------------------ --------------------------------

(d)   Other dealings (including new securities) (Note 4)

--------------------------------------------- ------------------------------------------ --------------------------------
Nature of transaction (Note 8)                Details                                    Price per unit (if applicable)
                                                                                         (Note 5)
--------------------------------------------- ------------------------------------------ --------------------------------
N/A                                           N/A                                        N/A
--------------------------------------------- ------------------------------------------ --------------------------------

4.       OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives


--------------------------------------------------------------------------------
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.
--------------------------------------------------------------------------------
None

--------------------------------------------------------------------------------


Is a Supplemental Form 8 attached? (Note 9)                            - NO


---------------------------------------------------------------------------- --------------------------------------------
Date of disclosure                                                           16 June 2006
---------------------------------------------------------------------------- --------------------------------------------
Contact name                                                                 Sarah Larkins
---------------------------------------------------------------------------- --------------------------------------------
Telephone number                                                             01276 807383
---------------------------------------------------------------------------- --------------------------------------------
Name of offeree/offeror with which associated                                The BOC Group plc
---------------------------------------------------------------------------- --------------------------------------------
Specify category and nature of associate status (Note 10)                    Category (3) - directors (together with
                                                                             their close relatives and related trusts)
                                                                             of The BOC Group plc and its subsidiaries
                                                                             and fellow subsidiaries and their
                                                                             associated companies.
---------------------------------------------------------------------------- --------------------------------------------


Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk
---------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 16 JUNE 2006
                  AT 16.58 HRS UNDER REF: PRNUK-1606061657-6FBA

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.


-------------------------------------------------------------------------------------------------------------------------
1.    Name of company                                   2. Name of shareholder having a major interest
-------------------------------------------------------------------------------------------------------------------------
      THE BOC GROUP plc                                    THE GOLDMAN SACHS GROUP, INC.
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
3.    Please state whether notification indicates that  4. Name of the registered holder(s) and, if more than one
      it is in respect of holding of the shareholder       holder, the number of shares held by each of them
      named in 2 above or in respect of a
      non-beneficial interest or in the case of an
      individual holder if it is a holding of that
      person's spouse or children under the age of 18
-------------------------------------------------------------------------------------------------------------------------
      NOTIFICATION IN RESPECT OF A PARTY NAMED IN 2         GOLDMAN, SACHS & Co - 42,082
      ABOVE                                                 GOLDMAN SACHS INTERNATIONAL - 31,580,364
                                                            GS&CO - 1,060
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
5.    Number of         6. Percentage of issued         7. Number of shares/amount   8. Percentage of issued class
      shares/amount of     class                           of stock disposed stock
      acquired
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
9.    Class of security                                10. Date of transaction      11. Date company informed
-------------------------------------------------------------------------------------------------------------------------
      ORDINARY SHARES OF 25P EACH                          14 JUNE 2006                 16 JUNE 2006
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
12.   Total holding following this notification        13. Total percentage holding of issued class following this notification
-------------------------------------------------------------------------------------------------------------------------
      31,623,507                                           6.15%
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
14.   Any additional information                       15. Name of contact and telephone number for queries

-------------------------------------------------------------------------------------------------------------------------
      IN A LETTER DATED 15 JUNE 2006, THE BOC GROUP plc    SARAH LARKINS
      HAS BEEN ADVISED THAT THE GOLDMAN SACHS              ASSISTANT COMPANY SECRETARY
      GROUP, INC. HOLDS A 6.15% (PREVIOUSLY 5.2%)          01276 807383
      INTEREST IN THE ORDINARY SHARE CAPITAL OF THE
      COMPANY.
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
16.   Name and signature of authorised company official responsible for making this notification
-------------------------------------------------------------------------------------------------------------------------
      SARAH LARKINS
-------------------------------------------------------------------------------------------------------------------------

Date of notification 16 JUNE 2006

-------------------------------------------------------------------------------------------------------------------------

                                    SIGNATURE



     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date:  June 19, 2006



                                  By:  /s/ Sarah Larkins
                                       --------------------------------------
                                       Name: Sarah Larkins
                                       Title:    Assistant Company Secretary